Institutional Shareholder Services (ISS)

April 12, 2002





Today's Attendees

John W. Rowe, M.D. - Aetna Inc. Chairman, President and CEO

L. Edward Shaw, Jr. - Aetna Inc. Executive Vice President and General Counsel

Barbara Hackman Franklin - Aetna Inc. Director, President and Chief Executive Officer of Barbara Franklin Enterprises; Former U.S. Secretary of Commerce

Ellen M. Hancock - Aetna Inc. Director, former Chairman and CEO, Exodus Communications, Inc.; former Senior Executive at IBM, National Semiconductor and Apple Computer



Today's Discussion

- **Introduction**

- **Aetna's Businesses and Turnaround Efforts**

- **Corporate Governance**

- **Board of Directors**

- **Closing Remarks**



- **Health Care (Medical & Dental)**
  - ➤ **Risk**
  - ➤ **Administrative Services (ASC)**

- **Group Insurance**
  - ➤ **Life**
  - ➤ **Disability**
  - ➤ **Long-Term Care**

- **Large Case Pensions**



Aetna's Strengths

Aetna Brand	▪ **Highly regarded**
Scale	▪ **Leading provider of medical, dental, and group insurance benefits**
Geographic Breadth	▪ **Presence in all 50 states**
Provider Networks	▪ **The largest, with over 510,000 participating providers**
Multi-Product Capability	▪ **Broad spectrum of products and financial arrangements including Health, Dental, and Group Insurance products.**
Value Added Information	▪ **USQA database, Navigator & InteliHealth**



Aetna's Turnaround Efforts

Shaping the New



- **Reformulate Senior Management Team**

- **Set a Strategic Direction**

- **Achieve Operational Excellence**

- **Organizing for Success**

- **Strengthening our Balance Sheet**



Reformulate Senior Management Team

- **Ronald A. Williams - Chief of Health Operations**

- **David B. Kelso - Chief of Strategy and Finance**

- **L. Edward Shaw, Jr. - General Counsel**

- **William C. Popik, M.D. - Chief Medical Officer**

- **Wei-Tih Cheng, Ph.D. - Chief Information Officer**

- **Alan M. Bennett - Chief Financial Officer**



Set A Strategic Direction

- **Growth opportunities in the middle market**

- **Disciplined approach to Small Business**

- **Wider range of product choices**

- **Increase emphasis on Group products**

- **Enhance understanding and access to health care**

- **Provide information to improve health care quality**

To create a differentiated and sustainable competitive position.



Achieve Operational Excellence

Aetna™

Creating Profitable Customers	Servicing Customers Profitably	Profit and Quality Vigilance
➢ Targeted Case Actions ➢ Underwriting Enhancements ➢ Product Enhancements and New Product Development	➢ Integrated Medical Cost Plans ➢ Contracting Discipline ➢ Patient Management Model ➢ Operational Enhancements ➢ First Claim Operational Efficiencies	➢ Segment Transition / Transformation ➢ Market / Product Withdrawals ➢ Right Size the Business ➢ Management Information Tools



Organizing for Success

- **Board of Directors - Active and engaged**

- **Office of the Chairman**

- **Executive Council**

- **Strategy Council**

- **Council on Organizational Effectiveness**

- **Segment Based Business Units**



Strengthening Our Balance Sheet

- **Replaced $1.6B of short term debt with two successful long term debt placements**

- **Replaced an expiring bank line in November**

- **Stayed well within our debt to capital targets**

- **Generated additional positive cash flow by reducing the time to collect our premiums**

- **Reduced short term debt to $110M at 12/31/01**





Aetna's Priorities for 2002

Return to Profitability

Achieve Operational Excellence

Position Aetna for Long-term Success

Create Shareholder Value



Stock Price Performance Since Spin-Off

Note: As of 3/28/02; Stock performance in dollars.



1Q02 Stock Price Performance

Note: As of 3/28/02; Stock performance in dollars.

Aetna Inc.   **April 2002**



Corporate Governance

- **Corporate Governance is sound**

- **Board is very active and informed**

- **Board is overwhelmingly independent**

- **Temporary Classified board sunsets in April 2004**

- **TIDE shareholder rights plan**



Corporate Governance

- **Board consists of an overwhelming majority of independent directors.**

- **Fully independent Nominating and Corporate Governance Committee periodically reviews corporate governance policies.**

- **Corporate Governance carefully reviewed by the Board prior to the spin-off and aligned with shareholder interests.**



Corporate Governance

- **Corporate governance structure generally consistent with former Aetna**

- **Designed to foster shareholder interests, since these features can assist the Board in protecting those interests, and help preserve turnaround opportunity for shareholders**



Temporary Classified Board

- **Board currently divided into three classes, with one class elected each year**

- **Beginning with 2004 annual meeting, all directors elected annually**

- **Designed to allow for turnaround opportunity without disruption following spin-off**



TIDE Shareholder Rights Plan

- **Shareholder rights plan with 15% trigger threshold (in 1999 former Aetna eliminated ability to lower threshold to 10%)**

- **Independent director TIDE review every three years (also put in place in 1999 by former Aetna)**



Corporate Governance

- **Affirmatively opted out of a number of the shareholder unfriendly provisions of Pennsylvania law, including:**

  - ➢ **Statutory Put Right**

  - ➢ **Control Share Acquisition Law**

  - ➢ **Disgorgement Law**



Board is Experienced, Knowledgeable and Overwhelmingly Independent

- 10 of 11 directors are independent
- Diverse group, wealth of experience in Medicine, Health Care, Insurance, large public corporations.
- Nominating and Corporate Governance Committee is fully independent



Board is Very Active and Informed

- **Board met 10 times during 2001**

- **Members active and involved**

- **Reviews business plans with management regularly**

- **Understands what needs to be done**



Aetna's Board of Directors

- **Concerned and responsive to shareholder interests**

- **Examples:**
  - ➤ **ING/WellPoint and sale to ING and spin-off**

  - ➤ **Relationship with outside auditors**



Prior Discussions with Providence

- Prior to 2000 spinoff - Providence contacted Company regarding ING/WellPoint and corporate governance structure
- June 2000 - Providence expresses thanks to Aetna's Board following announced financial services and international sale negotiations
- December 2001/early 2002 – Providence contacts Company regarding dissatisfaction with Corporate Governance decisions and intention to nominate competing slate of directors
- February 2002 - Members of Nominating and Corporate Governance Committee meet with Providence to consider their views
- Providence on several occasions reiterates its focus is limited solely to shareholder rights plan



Providence's Nominee

- **Lacks meaningful experience at large, public companies**

- **Lacks healthcare insurance experience**

- **Lacks achievement in other relevant areas**

- **Does not fit the profile that our Nominating Committee would look for in director candidates in an open Director search**

- **Providence offers no proposals to help with the Company's turnaround, but does offer the potential to disrupt that process**

- **Current Board aligned with Management on the turnaround design, and turnaround is at a critical stage**



- **Aetna is in the middle of a turnaround**

- **Turnaround efforts are successfully underway and at a critical stage**

- **Aetna's corporate governance is appropriate, particularly given its turnaround strategy**

- **Aetna's Board is overwhelmingly independent, active and engaged**

- **Aetna's Board and new Management team agree on a new strategy; we have the right Board to lead the Company**

- **Providence focused on single issue; has no meaningful insight into business or industry**

- **If Providence's proxy contest succeeds it would disrupt Board and could jeopardize our turnaround efforts**

- **Shareholders should support the Company's experienced, independent nominees**



Additional Information; Cautionary Statement

Aetna's 2002 Proxy Statement was filed with the Securities and Exchange Commission on March 18, 2002 and mailed to Aetna's shareholders on or about March 20, 2002. Aetna filed additional participant information with the SEC on April 4, 2002. Aetna's shareholders should read these materials, and any additional materials that Aetna files with the SEC, because they contain important information relating to the 2002 Annual Meeting. In addition, this presentation contains forward-looking statements, including those regarding Aetna's performance and the status of its turnaround. These represent management's best view of these matters, although important risk factors, including unanticipated increases in medical costs, could cause actual future results to differ materially from those currently estimated by management. For more discussion of important factors that could materially affect Aetna, please see the risk factors discussed on pages 36-41 of Aetna's 2001 Annual Report, Financial Report included with our 2002 Proxy Statement.

